Mail Stop 4561

September 8, 2008

Mr. Richard Rudman
Chief Executive Officer, President and Chairman
Vocus, Inc.
4296 Forbes Boulevard
Lanham, MD 20706

> **Re:** **Vocus, Inc.**
> **Form 10-Q For the Quarterly Period Ended March 31, 2008**
> **Filed on May 12, 2008**
> **Form 10-Q For the Quarterly Period Ended June 30, 2008**
> **Filed on August 11, 2008**
> **File No. 000-51644**

Dear Mr. Rudman:

We have completed our review of your Forms 10-Q and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief